Exhibit 99.31

Volaris announces temporary reduction of capacity, as a result of the declaration of health emergency in Mexico

Mexico City, Mexico. March 31, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, announces that pursuant to a decree published in the Official Gazette of the Federation, the Government of the United Mexican States, acting through the General Health Council (Consejo de Salubridad General (“GHC”)) declared a health emergency due to force majeure, as a result of the disease epidemic caused by the virus SARS-CoV2 (COVID-19), known as Coronavirus, which will be in effect until April 30, 2002 (the “Declaration of Emergency”)

The Declaration of Emergency and the health security measures announced by the GHC, such as the suspension of non-essential activities in the public, private and social sector, as well as the call to the population to comply with stay at home, will impact the demand for passenger air transportation whilst the Declaration of Emergency is in effect.

As a result, from the date hereof, Volaris will make an additional capacity reduction to that which was advised on March 24, 2020. Capacity measured by available seat miles (ASMs) for the month of April, 2020 will reduce to approximately 80% of total operation versus the schedule originally published.

Volaris will continue to provide relevant market updates should further capacity, governmental travel restrictions or other liquidity preserving measures need to be implemented.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 187 and its fleet from four to 82 aircraft. Volaris offers more than 400 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100